[A. H. Belo Corporation Letterhead]

December 10, 2019

VIA EDGAR and Overnight Delivery

Ms. SiSi Cheng

Mr. John Cash

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, D.C. 20549

Re:	A. H. Belo Corporation

Form 8-K Filed November 20, 2019

File No. 001-33741

Dear Ms. Cheng and Mr. Cash:

We are submitting this letter in response to the comment letter dated November 25, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the review of the above-referenced filing of A. H. Belo Corporation (the “Company”). We have set forth below our response to the inquiry made in the letter. For ease of reference, we have included the Staff’s comment in its entirety in bold and italicized text preceding our response.

Form 8-K Filed November 20, 2019

ITEM 4.02 NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW

1.

You disclose that on November 16, 2019, your management, after conferring with Grant Thornton and members of the Audit Committee, concluded that the consolidated financial statements contained in your 2018 Form 10-K as well as the first and second quarter 2019 Forms 10-Q should no longer be relied upon. To the extent your management was advised or notified by Grant Thornton that these previously issued financial statements should no longer be relied upon, disclose the date on which you were advised or notified by your auditor, as well as obtain and file a letter from your auditor as an exhibit to the amended Form 8-K stating whether it agrees with the statements made by you in response to Item 4.02 and, if not, stating the respects in which it does not agree. Refer to the disclosure requirements of Item 4.02 of Form 8-K.

The Company was neither advised by, nor received notice from, Grant Thornton LLP (“Grant Thornton”), its independent registered public accounting firm, that the consolidated financial statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 and the consolidated financial statements contained in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019 should no longer be relied upon before the Company so concluded. Management of the

December 10, 2019

Company, after conferring with members of the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) and Grant Thornton, concluded that those financial statements should no longer be relied upon. The conclusion regarding the reliability of the Company’s prior period financial statements was reached by management of the Company after the Company’s analysis of the substantive accounting issues described in the Form 8-K identified by Grant Thornton and the impact on the Company’s financial statements.

In connection with informing management of these accounting issues, Grant Thornton did not advise or notify the Company that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to previously issued financial statements. Rather, as noted in the Form 8-K, Grant Thornton brought the accounting issues to the attention of management and the Audit Committee. At no point on or prior to November 16 did Grant Thornton give the Company notice or express any conclusion that its previously issued audit report should no longer be relied upon. Management analyzed the scope and nature of the accounting issues and their potential impact, discussed the matter with members of the Audit Committee and Grant Thornton and only then concluded on November 16, 2019 that the financial statements for the relevant periods should no longer be relied upon. At that time, Grant Thornton’s review was ongoing and continues at present. Accordingly, the Company respectfully submits that Item 4.02(a) of Form 8-K was the correct item under which to report this conclusion. Item 4.02(a) does not require the Company to obtain and file a letter from its auditor.

If you have further questions or comments, please feel free to contact me at 214-977-8869.

Sincerely, A. H. Belo Corporation

By:	/s/ Katy Murray
Katy Murray Senior Vice President/Chief Financial Officer